November 4, 2010

Mellissa Duru
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Corporate Property Associates 14, Inc., Schedule TO-T filed October 27, 2010 by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers
SEC File No. 005-85587

Dear Ms. Duru:

Thank you for your letter dated November 4, 2010, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
We mailed the documents to shareholders.  We obtained the list of shareholders from the company earlier this year pursuant to the charter of the company, which requires that it deliver a copy of the list to shareholders.

2.
We acknowledge that we are responsible for the accuracy and completeness of the information we provide, and we are not disclaiming that we are correctly reporting the information provided by such independent sources.  However, we cannot be sure that the information provided in those publications is complete and accurate, only report what is provided to us accurately and completely.  Perhaps this states the obvious, but in an abundance of caution, we feel that shareholders should know that such independent publications could have errors.

3.
Please find attached copies of the most recent publications to which we cite.  We have amended the Schedule to update the pricing to reflect the newest edition of the Stanger Report, which we received after filing the initial Schedule.  The difference was immaterial (slightly higher lower end and slightly lower higher end).

4.
We make every effort to accomplish transfers in a timely manner.  As soon as the offer closes, we collect the paperwork and send it to the company’s transfer agent.  In some cases, the transfer agent quickly and efficiently processes such transfers and provides confirmation to us.  In other cases, the transfer agent is slow to process the documents.  We have no control over the process.  In our experience, the entire process can take up to 4 weeks.  We continually monitor the process and ask the transfer agent for updates on the progress.

5.	The Schedule TO-T/A filed by Tender Investors, LLC was incorrect. At the time we were offering to purchase shares at $5 per share, not higher.

6.
In our opinion, it is clear from the context of the offer that the language referring to a “final and binding” determination means that we will make the decision, not the seller.  Of course, the seller is always able to contest such a decision using the dispute resolution procedure.  In fact, in response to a similar comment by the staff in the past, we added the following language in another section: “subject, of course, to the parties’ ability to seek review of any contested determination by an arbitrator pursuant to Section 16.”  This acknowledgement would clearly apply in the other sections as well.  We have filed an amendment to make this even more clear.

7.	We confirm our understanding of your position in this matter.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,
Chip Patterson
Senior Vice President and General Counsel